United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

PRESS RELEASE
SIGNATURE PAGE

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA
VALE DO RIO DOCE, HELD ON SEPTEMBER 30, 2004.

     On September 30, 2004, the members of the Board of Directors Messrs. Ricardo Carvalho Giambroni (who presided over the meeting), Erik Persson, Arlindo Magno de Oliveira, Francisco Valadares Póvoa and Oscar Augusto de Camargo Filho — effective member, and the alternate members João Moisés de Oliveira, Rômulo de Mello Dias and Isao Yasozumi met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having decided about the following subject: “NOMINATION OF CVRD EXECUTIVE DIRECTOR — Due to the resignation of the executive director Mr. Antonio Miguel Marques on September 13, 2004, the Board of Directors of CVRD, accepting the indication made by Mr. Roger Agnelli, CEO of CVRD, appointed Mr. José Auto Lancaster Oliveira, American, single, bearer of identity card nr. 24,816/76, issued by CREA/RJ, with CPF under nr. 312,786,717-49, with his office at Av. Graça Aranha, 26/ 18º floor, CEP 20030-900, Rio de Janeiro, RJ, to take over the position of Executive Director responsible for the Non-Ferrous Area. The Executive Director elected will have the same mandate as the other members of the Executive Board, which ends on May 25, 2005, and his remuneration will be paid as established on the Extraordinary General Shareholders Meeting of CVRD held on August 18, 2004, which approved the global remuneration of the management. In addition to that, CVRD’s Board of Directors approved, pursuant to § 2, of Article 26 of CVRD’s By-Laws and accepting the proposal of Mr. Roger Agnelli, CEO of CVRD, attribute to the Executive Director responsible for the Holdings and Business Development Areas, Mr. José Carlos Martins, the activities related to the Energy Department, activity that was being developed by Mr. Antonio Miguel Marques.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, September 30, 2004.

Pedro Aguiar Freitas
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 12, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer